SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of February, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐        No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On February 2, 2006, the implementation of a Share Acquisition Plan (the “Plan”) of Abengoa S.A. (the parent company of Telvent) was initiated. The terms of the Plan are contained within the form of agreement between the executive and Abengoa. The implementation of the Plan was approved by the Board of Directors of Abengoa on January 23, 2006. The Plan was approved by the shareholders of Abengoa on October 16, 2005. The Plan is for members of the senior management of Abengoa subsidiaries, including Telvent and its subsidiaries (the “Abengoa Group”), under which the participants in the Plan will be entitled to purchase shares of Abengoa. The Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved participation in the Plan by members of the senior management of Telvent and its subsidiaries (“Telvent”) on January 19, 2006. The Telvent Board of Directors approved participation in the Plan by members of the senior management of Telvent considering that:
•	The Plan will have no cost to Telvent and does not involve the issuance of any shares of Telvent or the participation by Telvent in any financial arrangements of any kind;
•	The Plan will not obligate the Telvent participants to follow Abengoa strategic plans and that the Telvent participants will continue to be required to implement the Telvent strategic plans;
•	The Telvent participants will have to remain employees of Telvent and the Plan will create an incentive for the participants to remain with Telvent; and
•	Telvent will not be providing any financial assistance to any of the participants nor arranging, either directly or indirectly, any credit for any of the participants.
The material terms of the Plan are as follows:
1.	Participants: 122 members of the senior management of the Abengoa Group (business group directors, business unit directors, technical and Research and Development officers and corporate services officers) from all its subsidiaries and business areas, current or future are eligible to participate in the Plan if they desire to do so. The Plan will not be open to any member of Abengoa’s Board of Directors. Of the 122 total eligible participants in the Plan, there are 18 members of the senior management of Telvent who are eligible to participate.
2.	Shares Available for Purchase: Up to 3,200,000 Abengoa shares, which represent 3.53% of the equity of Abengoa.
3.	Financing: Each participant involved in the Plan will utilize the proceeds of an individual bank loan secured or guaranteed by Abengoa and excluding the personal responsibility of the participants pursuant to article 81.2 of the Companies Act (Spain) to acquire shares of Abengoa that are already issued and in circulation at then current market price, over a period that could extend to December 31, 2006, in accordance with the Stock Exchange Act (Spain). The said bank credit will be for a maximum total amount of 87 million euros (including expenses, commissions and interests) and is to be paid over a period of five years and six months. Each participant will pledge the Abengoa shares acquired under the Plan (the “Shares”) to the bank, without recourse to the participant.
4.	Share Purchase: The Shares will be purchased by the bank up to December 31, 2006, for the participants and the acquisition cost for all participants will be the average acquisition price plus associated costs for all of the Shares purchased under the Plan for all participants.
5.	Term: The duration of the Plan is five complete financial years (2006 — 2010) plus six months (until June 30, 2011). The Plan is based on the annual accomplishment by the participant of annual management objectives set for the participant by the management of the company with which the participant is employed. If the annual objectives are not met by the participant, the bank may sell a percentage of the Shares as follows:
2006 — 30%
2007 — 30%
2008 — 15%
2009 — 15%
2010 — 10%

6.	Restrictions on Sales: A participant may not transfer, sell, borrow against or otherwise dispose of the Shares before July 1, 2011.
7.	Repurchase Option: Under the Plan, Abengoa has a repurchase option under which Abengoa can purchase the Shares from the participant on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant with the Abengoa Group Company.
8.	Shortfall on Sale of Shares: At the end of the five years and six months term of the Plan, if the amount realized on a sale of the Shares does not entirely cover the amount of the loan and costs and taxes on capital gains, Abengoa will compensate the participant with the necessary amount to meet the total amount required.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

	By:	/s/ Manuel Sanchez

Name: Manuel Sánchez Title: Chief Executive Officer

Date: February 8, 2006

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description
4(c)	Form of agreement between executives and Abengoa S.A. for Acquisition of shares of Abengoa (English translation provided)